Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A., through its subsidiary Itaú Unibanco S.A. (“Itaú Unibanco”), hereby informs its shareholders and the market in general that it has entered into a non-binding Memorandum of Understanding with Banco Bradesco S.A. (“Bradesco”), Banco do Brasil S.A. (“BB”), Banco Santander (Brasil) S.A. (“Santander”) and Caixa Econômica Federal (“CEF” and, collectively with Bradesco, BB, Itaú Unibanco and Santander, the “Parties”), in order to create a credit intelligence bureau (“CIB”).

CIB will develop a data base aiming to aggregate, reconcile and treat registration data and credit information of individuals and legal entities that expressly authorize their inclusion in such data base as required by applicable law. This action will increase the exchange of information of such individuals and legal entities, enabling higher levels of efficiency and improvement on credit management activities. This initiative shall facilitate, for participants of the Brazilian Financial System and other companies on the credit market, the granting of credit lines at long and medium terms.

CIB will be structured as a corporation and the Parties, each of them holding a 20% equity ownership, will share its control. The board of directors of CIB shall be formed by members appointed by the Parties and its executives will be exclusively dedicated to the business, preserving the independent nature of CIB’s management.

The technical implementation of CIB shall be performed together with LexisNexis® Risk Solutions FL Inc., technical partner selected to develop and implement the technical and analytical platform of CIB, by means of a service rendering agreement.

CIB’s incorporation is subject to the execution of definitive documents among the Parties, as well as the satisfaction of certain conditions precedent, including the approval by applicable regulatory authorities.

The creation of CIB reaffirms the banks’ confidence in the future of Brazil and of the credit market, and allows a stronger and more sustainable market.

São Paulo, January 21, 2016.

MARCELO KOPEL

Investors Relation Officer